MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
THIRD QUARTER ENDED SEPTEMBER 30, 2018
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 6, 2018, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three and nine months ended September 30, 2018. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2017 and the related MD&A included in the 2017 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy”, "superior" or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.
For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
THIRD QUARTER 2018 HIGHLIGHTS

•	Gross profit for the third quarter 2018 was $7.5 million, down $33.4 million from the same prior year period.

•	Attributable gold production, inclusive of joint venture operations, for the third quarter 2018 was 208,000 ounces, down 9,000 ounces from the same prior year period.

•	Cost of sales for the third quarter 2018 was $858 per ounce, up 8% from the same prior year period.

•	Total cash costs[2] for the third quarter 2018 were $830 per ounce produced, up 8% from the same prior year period.

•	All-in sustaining costs[2] for the third quarter 2018 were $1,086 per ounce sold, up 12% from the same prior year period.

•	Gold margin[2] for the third quarter 2018 was $377 per ounce, down $136 per ounce from the same prior year period.

•	Net cash from operating activities for the third quarter 2018 was $11.4 million, down $65.6 million from the same prior year period.

•	Net cash from operating activities before changes in working capital[2] for the third quarter 2018 was $39.7 million, down $33.8 million from the same prior year period.

•	Net loss attributable to equity holders for the third quarter 2018 was $9.5 million, or $0.02 per share compared to net earnings of $30.8 million, or $0.07 per share in the same prior year period.

•
Adjusted net loss attributable to equity holders[2] for the third quarter 2018 was $6.9 million, or $0.01 per share[2] compared to adjusted net earnings[2] of $33.7 million, or $0.07 per share[2] in the same prior year period.

•	Cash, cash equivalents, short-term investments primarily in money market funds, and restricted cash were $744.5 million at September 30, 2018.

•	The Company maintains its total 2018 production and cost guidance, while revising its allocation of production guidance.

______________________________

1
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

•
The Company reduced its capital expenditure guidance by $20 million to $305 million (±5%) for 2018. The updated guidance primarily reflects the deferral of spending for the Saramacca Project, although the completion date for the Project remains unchanged. Other factors included the evaluation of alternative cost effective methods to expand production at Essakane and reduced spending on the Sadiola Sulphide Project.

•
On November 1, 2018, the Company announced positive results from a feasibility study for the Côté Gold Project in Canada, which demonstrated significant economic and operational improvements compared with the previously filed pre-feasibility study, including an attractive extended reserves scenario. Highlights included an increase in total proven and probable reserves of 23% to 7.3 million ounces, measured and indicated resources, including reserves, of 24% to approximately 10.0 million ounces, and inferred resources of 97% to 2.4 million ounces, on a 100% basis. The Base Case Mine Plan, supported by 88% of the mineral reserves, demonstrated a mine life of 16 years with average annual production of 367,000 ounces (Years 1-12: averaging 428,000 ounces annually), life-of-mine average total cash costs of $594 per ounce produced and all-in sustaining costs of $694 per ounce sold. After-tax net present value increased by 13% to $795 million at a 5% discount rate, with an after-tax internal rate of return of 15.2%. The Extended Mine Plan, supported by total mineral reserves, demonstrated a mine life of 18 years. After-tax net present value increased by 29% to $905 million at a 5% discount rate, with an after-tax internal rate of return of 15.4%.

•
On October 22, 2018, the Company announced positive results from a feasibility study for the Boto Gold Project in Senegal, which demonstrated significant economic and operational improvements compared with the previously filed pre-feasibility study. Highlights included an increase in reserves by 0.5 million ounces to 1.9 million ounces, on a 100% basis, a mine life of 12.8 years with average annual production of 140,000 ounces, life-of-mine average total cash costs of $714 per ounce produced and all-in sustaining costs of $753 per ounce sold. Net present value increased by 151% to $261 million at a 6% discount rate, with an after-tax internal rate of return of 23% and a 3.4 year payback period.

•
On October 18, 2018, the Company reported further high-grade intersections from infill and expansion drilling at the Siribaya Project’s Diakha deposit in Mali. Highlights included 13.0 metres grading 6.05 g/t Au; 22.0 metres grading 2.96 g/t Au; 13.0 metres grading 11.6 g/t Au; and 52.0 metres grading 1.61 g/t Au.

•
On September 23, 2018, the Company reported a 51% increase in reserves at Rosebel largely driven by the declaration of reserves at the Saramacca Project. Highlights included an increase in average annual attributable gold production of 11% to 295,000 ounces from 2020 to 2032, when Saramacca will be in or close to full production and an extension in the life of mine by five years compared with the previously disclosed mine plan.

•
On September 14, 2018, a new two-year Collective Labour Agreement was finalized at Rosebel, and on September 20, 2018, union members at Westwood voted favourably on a new five-year Collective Labour Agreement.

•
On September 11, 2018, the Company reported drilling results that continue to intersect wide zones of mineralization at the Nelligan Gold Project in Canada. Highlights included 56.6 metres grading 1.81 g/t Au, including 30.8 metres grading 2.66 g/t Au; 23.1 metres grading 2.59 g/t Au; and 66.3 metres grading 1.18 g/t Au.

•	Moody's Investors Service upgraded the Company's long-term corporate credit rating to Ba3 from B1 with a stable outlook.

•
The Company is in advanced discussions with a syndicate of lenders to increase the existing credit facility from $250 million to $500 million to provide additional financial flexibility as it executes its growth strategy. The facility is expected to close before the end of 2018.

UPCOMING GROWTH CATALYSTS

•	The oxygen plant at Essakane, designed to improve recoveries, is expected to be commissioned in the fourth quarter 2018.

•	An initial resource estimate is expected for the Gossey satellite prospect at Essakane in the fourth quarter 2018.

•
The Company expects to receive a $95 million final cash payment from Sumitomo Metal Mining Co., Ltd by the end of 2018 pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.

•
Due to encouraging drill results, the feasibility study for the Heap Leach Project at Essakane was refocused on optimizing the performance of the carbon-in-leach ("CIL") mill. The construction of the heap leach facility has been deferred to the end of the CIL operations. This is a lower capital cost strategy and is expected to provide superior economic returns.

•	A construction decision for the Côté Gold Project is expected in the first half of 2019 with production expected to begin mid-2021.

•
The application for the mining concession for the Boto Gold Project is expected to be approved by the Government of Senegal in the first half of 2019. An investment decision would follow as part of the Company's overall growth and capital strategy.

•	Production at Saramacca is expected to begin in the second half of 2019.

•	The ramp-up to full production at Westwood is expected to be achieved in 2020.

•	The Company is continuing to advance exploration activities along the Saramacca-Brokolonko trend to confirm the presence of mineralization and evaluate the resource potential.
THIRD QUARTER 2018 SUMMARY

FINANCIAL

•
Revenues for the third quarter 2018 were $244.8 million, down $24.0 million or 9% from the same prior year period. The decrease was primarily due to a lower realized gold price ($15.6 million) and lower sales volume at Rosebel ($14.6 million) and Westwood ($1.6 million), partially offset by higher sales volume at Essakane ($7.6 million).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

•
Cost of sales for the third quarter 2018 was $237.3 million, up $9.4 million or 4% from the same prior year period. The increase was due to higher operating costs ($8.0 million) and higher depreciation expense ($2.3 million), partially offset by lower royalties ($0.9 million). Operating costs were higher primarily due to increased maintenance and contractor costs resulting from higher mine production at Essakane, increased preventative maintenance at Rosebel, lump sum payments at Rosebel and Westwood pursuant to new Collective Labour Agreements, and higher energy costs, partially offset by higher capitalized stripping at Essakane, and a stronger U.S. dollar relative to the euro and the Canadian dollar.

•
Depreciation expense for the third quarter 2018 was $64.6 million, up $2.3 million or 4% from the same prior year period. The increase was primarily due to higher depreciation of capital spares, and higher depreciation of capitalized stripping as Essakane and Rosebel reached ore zones in previously capitalized phases, partially offset by an increase in reserves at Essakane and Rosebel.

•
Income tax expense for the third quarter 2018 was $0.5 million, down $4.6 million from the same prior year period. Income tax expense for the third quarter 2018 comprised current income tax expense of $24.7 million (September 30, 2017 - $11.1 million) and deferred income tax recovery of $24.2 million (September 30, 2017 - $6.0 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

•
Net loss attributable to equity holders for the third quarter 2018 was $9.5 million, or $0.02 per share compared to net earnings of $30.8 million, or $0.07 per share in the same prior year period. The decrease was primarily due to lower gross profit ($33.4 million), lower interest income, derivatives and other investment gains (losses) ($8.1 million), higher general and administrative expenses ($1.9 million) and exploration expenses ($1.8 million), partially offset by lower income taxes ($4.6 million).

•
Adjusted net loss attributable to equity holders[1] for the third quarter 2018 was $6.9 million, or $0.01 per share[1] compared to adjusted net earnings[1] of $33.7 million, or $0.07 per share[1] in the same prior year period.

•
Net cash from operating activities for the third quarter 2018 was $11.4 million, down $65.6 million from the same prior year period. The decrease was primarily due to lower earnings after non-cash adjustments ($32.3 million) and changes in movements in non-cash working capital items and non-current ore stockpiles ($31.8 million), partially offset by higher net settlement of derivatives ($3.5 million).

•	Net cash from operating activities before changes in working capital[1] for the third quarter 2018 was $39.7 million, down $33.8 million from the same prior year period.

•
Cash, cash equivalents, short-term investments primarily in money market funds and restricted cash were $744.5 million at September 30, 2018, down $71.3 million from December 31, 2017. The decrease was primarily due to spending on property, plant and equipment ($172.8 million) and exploration and evaluation assets ($31.9 million), interest paid ($14.3 million), and other investing activities ($19.3 million), partially offset by cash generated from operating activities ($168.0 million).

OPERATIONS

•
The DART rate[2], representing the frequency of all types of serious injuries across all sites and functional areas for the third quarter 2018 was 0.65, above the Company's target of 0.50. Zero Harm remains the Company's number one priority. The Company is implementing a new behaviour-based safety program to ensure a safer work environment.

•
Attributable gold production, inclusive of joint venture operations, was 208,000 ounces for the third quarter 2018, down 9,000 ounces from the same prior year period. The decrease was due to lower throughput and head grades at Rosebel (8,000 ounces) and Westwood (3,000 ounces), and lower head grades at the Joint Ventures (1,000 ounces), partially offset by higher head grades at Essakane (3,000 ounces).

•
Attributable gold sales, inclusive of joint venture operations, were 202,000 ounces for the third quarter 2018, down 8,000 ounces from the same prior year period. The decrease was due to lower sales at Rosebel (11,000 ounces) and Westwood (1,000 ounces), partially offset by higher sales at Essakane (4,000 ounces).

•
Cost of sales per ounce for the third quarter 2018 was $858, up 8% from the same prior year period. The increase was primarily due to lower sales volume at Rosebel, increased maintenance and contractor costs resulting from higher mine production at Essakane, increased preventative maintenance at Rosebel, lump sum payments at Rosebel and Westwood pursuant to new Collective Labour Agreements, and higher energy costs, partially offset by higher capitalized stripping at Essakane, and a stronger U.S. dollar relative to the euro and the Canadian dollar.

•
Total cash costs[1] per ounce produced for the third quarter 2018 were $830, up 8% from the same prior year period. The increase was primarily due to lower production volume at Rosebel and the factors noted above.

•
All-in sustaining costs[1] per ounce sold for the third quarter 2018 were $1,086, up 12% from the same prior year period. The increase was primarily due to higher cost of sales per ounce, and higher sustaining capital expenditures.

•
Included in total cash costs[1] and all-in sustaining costs[1] for the third quarter 2018 were realized derivative gains from hedging programs of $13 per ounce produced and $13 per ounce sold, respectively (September 30, 2017 - $7 and $10).

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2 The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,		Nine months ended September 30,
Financial Results ($ millions, except where noted)	2018	2017	2018	2017
Revenues	$244.8	$268.8	$836.7	$803.8
Cost of sales	$237.3	$227.9	$723.8	$692.0
Gross profit	$7.5	$40.9	$112.9	$111.8
Net earnings (loss) attributable to equity holders of IAMGOLD	$(9.5)	$30.8	$6.6	$519.3
Net earnings (loss) attributable to equity holders ($/share)	$(0.02)	$0.07	$0.01	$1.12
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$(6.9)	$33.7	$45.9	$43.1
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$(0.01)	$0.07	$0.10	$0.09
Net cash from operating activities	$11.4	$77.0	$168.0	$230.1
Net cash from operating activities before changes in working capital[1]	$39.7	$73.5	$232.7	$225.8
Key Operating Statistics
Gold sales – attributable (000s oz)	202	210	652	641
Gold production – attributable (000s oz)	208	217	651	654
Average realized gold price[1] ($/oz)	$1,207	$1,284	$1,282	$1,255
Cost of sales[2] ($/oz)	$858	$795	$805	$777
Total cash costs[1] ($/oz)	$830	$771	$791	$757
All-in sustaining costs[1] ($/oz)	$1,086	$969	$1,035	$978
Gold margin[1] ($/oz)	$377	$513	$491	$498

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2
Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

Financial Position ($ millions)	September 30, 2018	December 31, 2017
Cash and cash equivalents	$595.9	$664.1
Short-term investments	$119.3	$127.2
Restricted cash	$29.3	$24.5
Total assets	$3,984.6	$3,966.9
Long-term debt	$396.2	$391.6
Available credit facility	$249.6	$248.7
OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	Revised	Previous
Essakane (000s oz)	390 - 405	380 - 395
Rosebel (000s oz)	280 - 295	295 - 310
Westwood (000s oz)	125 - 135	125 - 135
Total owner-operated production (000s oz)	795 - 835	800 - 840
Joint Ventures (000s oz)	55 - 65	50 - 60
Total attributable production (000s oz)	850 - 900	850 - 900

Cost of sales[2] ($/oz)	$765 - $815	$765 - $815

Total cash costs[3] - owner-operator ($/oz)	$750 - $800	$750 - $800
Total cash costs[3,4] ($/oz)	$750 - $800	$750 - $800

All-in sustaining costs[3]- owner-operator ($/oz)	$990 - $1,070	$990 - $1,070
All-in sustaining costs[3,4] ($/oz)	$990 - $1,070	$990 - $1,070

1
The outlook is based on 2018 full year assumptions with an average realized gold price of $1,250 per ounce, U.S.$ / Canadian $ exchange rate of 1.26, € / U.S.$ exchange rate of 1.18 and average crude oil price of $54 per barrel.

2
Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company maintains its full-year 2018 production guidance of 850,000 to 900,000 attributable ounces and its guidance for cost of sales per ounce of $765 to $815, total cash costs1 per ounce produced of $750 to $800, and all-in sustaining costs1 per ounce sold of $990 to $1,070.
DEPRECIATION EXPENSE
Depreciation expense in 2018 is expected to be in the range of $275 million to $285 million.
INCOME TAXES
The Company expects to pay cash taxes in the range of $40 million to $55 million in 2018. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes, and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.
CAPITAL EXPENDITURES OUTLOOK

	Revised			Previous
($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)	Total	Sustaining	Non-sustaining (Development/ Expansion)	Total
Owner-operator
Essakane	$90	$45	$135	$90	$50	$140
Rosebel	45	35	80	45	45	90
Westwood	25	40	65	25	40	65
	160	120	280	160	135	295
Corporate and development projects[2]	—	25	25	—	25	25
Total owner-operator[3]	160	145	305	160	160	320
Joint Ventures[4]	—	—	—	—	5	5
Total[5] (±5%)	$160	$145	$305	$160	$165	$325

1	Sustaining capital includes capitalized stripping of $55 million for Essakane and $5 million for Rosebel.

2	Includes attributable capital expenditures for the Côté Gold Project (70%).

3	Includes $38 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.

4	Attributable capital expenditures of Sadiola (41%). Expansionary capital expenditures exclude the potential expansion of the Sadiola mine.

5	Capitalized borrowing costs are not included.
The Company has reduced its capital expenditures guidance for 2018 by $20 million to $305 million (±5%). This is the result of a reduction in non-sustaining capital expenditures from $165 million in the previously disclosed guidance to $145 million. The decrease relates to a $10 million reduction at Rosebel, a $5 million reduction at Essakane, and a $5 million reduction at Sadiola.
The reduction at Rosebel primarily relates to the deferral of spending for the Saramacca Project based on final engineering work, lower spending on indirect costs, and the removal of the 2018 cost contingency. The completion date for the Saramacca Project remains unchanged. The reduction at Essakane reflects the evaluation of alternative cost effective methods to expand production with a shift in timing of the Heap Leach Project. At Sadiola, the $5 million decrease in non-sustaining capital expenditures reflects decreased spending on the Sadiola Sulphide Project, as an agreement with the Government of Mali regarding terms critical to moving the Project forward has not been reached.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The market price of gold closed at $1,187 per ounce at the end of the third quarter 2018. This represented a decline of approximately 5% since the beginning of the quarter. The decision to increase interest rates by the U.S. Federal Reserve and other central banks contributed to the decline in the gold price during the quarter. Weaker global demand, particularly in India and China, two major global purchasers of gold who faced a depreciation in their currencies against the U.S. dollar, also contributed to the decline in the gold price during the third quarter 2018. The price of gold is the main driver of the Company’s profitability.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Average market gold price ($/oz)	$1,213	$1,278	$1,282	$1,251
Average realized gold price[1] ($/oz)	$1,207	$1,284	$1,282	$1,255
Closing market gold price ($/oz)			$1,187	$1,283
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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The Canadian dollar appreciated approximately 2% against the U.S. dollar since the beginning of the third quarter 2018 following an agreement to modify the North American Free Trade Agreement ("NAFTA") in September 2018.
The euro held steady against the U.S. dollar in the third quarter 2018. Although the European Central Bank has signaled potential interest rate increases in 2019, market participants expect interest rates to increase at a very moderate pace which is consistent with the gradual increase in inflation and subdued economic growth data in the Euro Zone.
The Company is forecasting foreign exchange cash flows of approximately C$75 million and €65 million for the remainder of 2018. These exposures relate to operational and capital expenditures in Canada and West Africa, respectively. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.
The price of crude oil increased at a steady rate since the beginning of the third quarter 2018. Constrained supply and stronger global demand were key factors which contributed to the increase in the price of crude oil. A slowdown in drilling activity in the U.S. as well as supply disruption in Venezuela, and Iran as a result of U.S. sanctions, contributed to the increase in the price of crude oil.
The Company expects its fuel consumption for the remainder of 2018 to be the equivalent of approximately 0.3 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Average rates
U.S.$ / Canadian $	1.3069	1.2665	1.2875	1.3134
€ / U.S.$	1.1630	1.1705	1.1944	1.1101
Closing rates
U.S.$ / Canadian $			1.2922	1.2512
€ / U.S.$			1.1626	1.1813
Average Brent price ($/barrel)	$76	$52	$73	$53
Closing Brent price ($/barrel)			$83	$58
Average WTI price ($/barrel)	$69	$48	$67	$49
Closing WTI price ($/barrel)			$73	$52
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2018 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$12/oz	$13/oz	$14/oz
U.S.$ / Canadian $	$0.10	$13/oz	$12/oz	$18/oz
€ / U.S.$	$0.10	$15/oz	$15/oz	$20/oz

1
Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

2
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, cost of sales per ounce, total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Three months ended September 30,	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator
Essakane (90%)	96	93	$809	$810	$762	$779	$993	$944
Rosebel (95%)	67	75	921	765	893	718	1,113	898
Westwood (100%)[3]	30	33	891	819	856	814	1,047	907
Owner-operator[4]	193	201	$858	$795	$822	$762	$1,099	$967
Joint Ventures	15	16			933	883	922	985
Total operations	208	217			$830	$771	$1,086	$969
Cost of sales[1] ($/oz)			$858	$795
Cash costs, excluding royalties					$780	$718
Royalties					50	53
Total cash costs[2]					$830	$771
All-in sustaining costs[2]							$1,086	$969

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Nine months ended September 30,	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator
Essakane (90%)	302	287	$761	$783	$716	$746	$968	$946
Rosebel (95%)	202	223	858	751	855	722	1,017	902
Westwood (100%)[3]	101	96	834	819	823	792	1,003	954
Owner-operator[4]	605	606	$805	$777	$780	$744	$1,042	$978
Joint Ventures	46	48			933	919	939	987
Total operations	651	654			$791	$757	$1,035	$978
Cost of sales[1] ($/oz)			$805	$777
Cash costs, excluding royalties					$736	$705
Royalties					55	52
Total cash costs[2]					$791	$757
All-in sustaining costs[2]							$1,035	$978

1
Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3
There was no normalization of costs of sales per ounce for Westwood for the three and nine months ended September 30, 2018 (three and nine months ended September 30, 2017 - $nil and $8 per ounce, respectively). Normalization of costs ended at the onset of the second quarter 2017.

4	Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 26.

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator	187	195	606	594	$1,207	$1,285	$1,282	$1,255
Joint Ventures	15	15	46	47	1,206	1,278	1,281	1,253
	202	210	652	641	$1,207	$1,284	$1,282	$1,255

1	Includes Essakane and Rosebel at 90% and 95%, respectively.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

CAPITAL EXPENDITURES1

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2018	2017	2018	2017
Sustaining
Essakane[2]	$18.6	$12.1	$67.1	$47.4
Rosebel[2]	11.9	9.5	32.7	32.1
Westwood	4.9	3.0	16.9	13.5
Total gold segments	35.4	24.6	116.7	93.0
Corporate and other	0.5	0.2	1.1	0.4
Total capital expenditures	35.9	24.8	117.8	93.4
Joint Ventures[3]	—	1.0	—	2.3
	$35.9	$25.8	$117.8	$95.7
Non-sustaining (Development/Expansion)
Essakane	$11.7	$4.7	$32.1	$5.1
Rosebel	3.8	3.7	15.3	4.6
Westwood	7.1	11.0	23.7	34.1
Total gold segments	22.6	19.4	71.1	43.8
Corporate and other	0.9	—	3.5	—
Côté Gold Project	4.0	0.5	13.1	1.3
Total capital expenditures	27.5	19.9	87.7	45.1
Joint Ventures[3]	0.1	1.4	0.8	3.5
	$27.6	$21.3	$88.5	$48.6
Total
Essakane	$30.3	$16.8	$99.2	$52.5
Rosebel	15.7	13.2	48.0	36.7
Westwood	12.0	14.0	40.6	47.6
Total gold segments	58.0	44.0	187.8	136.8
Corporate and other	1.4	0.2	4.6	0.4
Côté Gold Project	4.0	0.5	13.1	1.3
Total capital expenditures	63.4	44.7	205.5	138.5
Joint Ventures[3]	0.1	2.4	0.8	5.8
	$63.5	$47.1	$206.3	$144.3
Capitalized Stripping (Included in Sustaining)
Essakane	$12.0	$4.5	$46.9	$20.9
Rosebel	2.2	4.6	5.2	12.8
Total gold segments	$14.2	$9.1	$52.1	$33.7

1	Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.

2
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended September 30, 2018 were $16.7 million and $11.3 million, respectively (three months ended September 30, 2017 - $10.9 million and $9.0 million), and for the nine months ended September 30, 2018 were $60.4 million and $31.1 million, respectively (nine months ended September 30, 2017 - $42.7 million and $30.5 million).

3	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	4,038	3,137	9,939	8,321
Waste mined (000s t)	8,390	8,270	27,333	26,988
Total material mined (000s t)	12,428	11,407	37,272	35,309
Strip ratio[1]	2.1	2.6	2.8	3.2
Ore milled (000s t)	3,370	3,367	9,942	10,319
Head grade (g/t)	1.08	1.04	1.15	1.07
Recovery (%)	91	92	91	90
Gold production - (000s oz)	107	103	336	319
Attributable gold production - 90% (000s oz)	96	93	302	287
Gold sales - (000s oz)	107	102	339	320

Performance measures
Average realized gold price[2] ($/oz)	$1,206	$1,281	$1,281	$1,255
Cost of sales[3] ($/oz)	$809	$810	$761	$783
Cash costs[2] excluding royalties ($/oz)	$713	$726	$658	$694
Royalties ($/oz)	$49	$53	$58	$52
Total cash costs[2] ($/oz)	$762	$779	$716	$746
All-in sustaining costs[2] ($/oz)	$993	$944	$968	$946

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excludes the 10% non-controlling interest).

Attributable gold production for the third quarter 2018 was 3% higher compared to the same prior year period primarily due to higher head grades. Mine production was higher compared to the same prior year period due to increased equipment availability. Ore mined was higher compared to the same prior year period as the mine reached ore zones and lower grade heap leach ore was stockpiled. The mill continued to perform significantly higher than the nameplate capacity of 10.8 million tonnes per annum with an annualized throughput rate of approximately 13.5 million tonnes.
Due to encouraging drill results leading to higher proportions of carbon-in-leach ("CIL") ore, the feasibility study for the Heap Leach Project at Essakane was refocused on optimizing the performance of the CIL mill. The construction of the heap leach facility has been deferred to the end of the CIL operations. This is a lower capital cost strategy as it will permit the use of the CIL crushing circuit for the heap leaching process and is expected to provide superior economic returns. Heap leach grade ore will be stockpiled in the interim.
Construction of the oxygen plant is on target for commissioning in the fourth quarter 2018. The oxygen plant is designed to increase recoveries through improved leach kinetics and improve the efficiency of the circuit by reducing reagent consumption. In addition, technical studies for the Gossey satellite prospect progressed well during the quarter to support the declaration of an initial resource estimate expected in the fourth quarter 2018.
Cost of sales per ounce sold for the third quarter 2018 were comparable to the same prior year period as the impact of higher capitalized stripping, higher sales volume, and a stronger U.S. dollar relative to the euro, was offset by increased maintenance and contractor costs resulting from higher mine production, and higher energy costs.
Total cash costs per ounce produced for the third quarter 2018 were lower by 2% compared to the same prior year period, primarily due to higher capitalized stripping due to mine sequencing, higher production volume, and a stronger U.S dollar relative to the euro, partially offset by increased maintenance and contractor costs resulting from higher mine production, and higher energy costs.
All-in sustaining costs per ounce sold for the third quarter 2018 were higher by 5% compared to the same prior year period primarily due to higher sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the third quarter 2018 was the impact of realized derivative gains from hedging programs of $19 per ounce produced and $19 per ounce sold, respectively (September 30, 2017 - $10 and $12).
Sustaining capital expenditures for the third quarter 2018 of $18.6 million included capitalized stripping of $12.0 million, mobile equipment of $1.5 million, resource development of $1.3 million, capital spares of $1.1 million, and other sustaining capital expenditures of $2.7 million. Non-sustaining capital expenditures for the third quarter 2018 of $11.7 million included tailings facility liners of $9.5 million, Heap Leach Project costs of $1.2 million, oxygen plant costs of $0.8 million, and other non-sustaining capital expenditures of $0.2 million.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

Outlook
The Company increased its 2018 Essakane production guidance. Essakane's attributable production in 2018 is expected to be between 390,000 and 405,000 ounces compared to the previously disclosed guidance of between 380,000 and 395,000 ounces. The increase reflects higher throughput benefiting from increased mill availability relative to the initial plan for the year. Capital expenditures are expected to be approximately $135 million, comprising $90 million of sustaining capital expenditures and $45 million of non-sustaining capital expenditures. The non-sustaining capital expenditure guidance reflects a decrease of $5 million due to the evaluation of alternative cost effective methods to expand production with a shift in timing of the Heap Leach Project.
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	3,324	3,991	11,601	11,245
Waste mined (000s t)	11,613	11,882	35,940	36,169
Total material mined (000s t)	14,937	15,873	47,541	47,414
Strip ratio[1]	3.5	3.0	3.1	3.2
Ore milled (000s t)	3,008	3,218	9,172	9,583
Head grade (g/t)	0.78	0.82	0.78	0.82
Recovery (%)	94	93	93	93
Gold production - (000s oz)	71	79	213	235
Attributable gold production - 95% (000s oz)	67	75	202	223
Gold sales - (000s oz)	64	75	213	228

Performance measures
Average realized gold price[2] ($/oz)	$1,207	$1,291	$1,283	$1,254
Cost of sales[3] ($/oz)	$921	$765	$858	$751
Cash costs[2] excluding royalties ($/oz)	$824	$647	$782	$653
Royalties ($/oz)	$69	$71	$73	$69
Total cash costs[2] ($/oz)	$893	$718	$855	$722
All-in sustaining costs[2] ($/oz)	$1,113	$898	$1,017	$902

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excludes the 5% non-controlling interest).

Attributable gold production for the third quarter 2018 was 11% lower compared to the same prior year period primarily due to lower throughput and head grades. Mill throughput was lower primarily due to higher hard rock content while lower head grades were realized due to mine sequencing. Mine production was 6% lower compared to the same prior year period, primarily due to lower labour productivity during the Collective Labour Agreement negotiations, which have now been finalized. The finalized agreement includes terms that are expected to have a favourable impact on mine production, with components of variable compensation that are benchmarked against productivity targets.
On September 23, 2018, the Company announced an increase of 51% or 1.6 million ounces in gold reserves, primarily resulting from the significant contribution of an additional 1.0 million ounces from the Saramacca deposit. The softer rock expected from Saramacca as well as overall improvements to the life of mine plan has allowed for the inclusion of an additional 0.4 million ounces from the Koolhoven deposit on the Rosebel concession. This followed positive results from technical studies, which have outlined an economically viable project for Saramacca and justified fast tracking of the project development with the commencement of mining expected in the second half of 2019. In addition, firm orders have been placed for the acquisition of the long-haul fleet, and the haul road between Saramacca and the current Rosebel concession is in the final phases of detailed engineering. The additional reserves, together with continued focus on cost containment, have extended Rosebel’s mine life by 5 years to 2033, with future average annual production estimated at 318,000 ounces on a 100% basis. Peak annual production is expected to be 362,000 ounces, or 415,000 ounces on a 100% basis.
With the declaration of reserves at Saramacca, the Company is assessing, in accordance with its accounting policy for Exploration and Evaluation assets (“E&E”), the reclassification of the Saramacca E&E assets to Property, Plant and Equipment. This reclassification is expected when an Environmental and Social Impact Study (“ESIA”) to support permitting is approved by the Surinamese environmental regulators. The ESIA was submitted during the quarter, planned public consultations have been completed and approval is expected in the fourth quarter 2018.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

Cost of sales per ounce sold and total cash costs per ounce produced for the third quarter 2018 were higher compared to the same prior year period by 20% and 24%, respectively, primarily due to lower sales and production volumes, increased preventative maintenance, lower capitalized stripping due to mine sequencing, higher energy costs, and a lump sum payment with the finalization of a new Collective Labour Agreement. A two-year Collective Labour Agreement was finalized on September 14, 2018, which included a lump sum payment of $1.7 million or $24 per ounce produced and $26 per ounce sold.
All-in sustaining costs per ounce sold for the third quarter 2018 were 24% higher compared to the same prior year period primarily due to higher cost of sales per ounce and higher sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the third quarter 2018 was the impact of realized derivative gains from hedging programs of $13 per ounce produced and $15 per ounce sold, respectively (September 30, 2017 - $1 and $1).
Sustaining capital expenditures for the third quarter 2018 of $11.9 million included capital spares of $3.2 million, mobile equipment of $2.3 million, capitalized stripping of $2.2 million, tailings management of $1.2 million, pit infrastructure of $1.0 million, mill equipment of $0.8 million and other sustaining capital expenditures of $1.2 million. Non-sustaining capital expenditures for the third quarter 2018 of $3.8 million related to the Saramacca Project.
Outlook
The Company reduced its 2018 Rosebel production guidance. Rosebel's attributable production in 2018 is expected to be between 280,000 and 295,000 ounces compared to the previously disclosed guidance of between 295,000 and 310,000 ounces. The decrease reflects lower mining tonnages and head grades experienced in the third quarter 2018. Capital expenditures are expected to be approximately $80 million, comprising $45 million of sustaining capital expenditures and $35 million of non-sustaining capital expenditures. The non-sustaining capital expenditure guidance reflects a decrease of $10 million primarily due to the deferral of spending for the Saramacca Project based on final engineering work, lower spending on indirect costs, and the removal of the 2018 cost contingency. The completion date for the Saramacca Project remains unchanged.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	137	144	443	408
Ore milled (000s t)	149	161	557	485
Head grade (g/t)	6.50	6.68	5.95	6.51
Recovery (%)	96	94	94	94
Gold production - (000s oz)	30	33	101	96
Gold sales - (000s oz)	30	31	98	89

Performance measures
Average realized gold price[1] ($/oz)	$1,208	$1,280	$1,284	$1,257
Cost of sales[2,3] ($/oz)	$891	$819	$834	$819
Total cash costs[1] ($/oz)	$856	$814	$823	$792
All-in sustaining costs[1] ($/oz)	$1,047	$907	$1,003	$954

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2
There was no normalization of costs of sales per ounce for Westwood for the three and nine months ended September 30, 2018 (three and nine months ended September 30, 2017 - $nil and $8 per ounce, respectively). Normalization of costs ended at the onset of the second quarter 2017.

3	Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an ounce sold basis.
Gold production for the third quarter 2018 was 9% lower than the same prior year period primarily due to lower throughput and head grades as mining activity continued to sequence through lower grade stopes as part of the mine plan. Throughput was lower as a result of decreased mine production driven by ore transportation challenges, leading to longer haul times to bring ore to the surface. The lower head grade reflected the processing of a greater proportion of marginal ore stockpiles to leverage available mill capacity as the mine continued to ramp-up. Head grade, excluding marginal ore, for the third quarter 2018 was 7.03 g/t Au (2017 - 7.40 g/t Au). During the ramp-up period, the mine continues its strategy of utilizing excess mill capacity by custom milling ore batches from neighbouring mine sites. During the quarter, the mine earned net custom milling revenue of $0.8 million.
Underground development continued in the third quarter 2018 to open up access to new mining areas with lateral development of approximately 2,100 metres, averaging 23 metres per day. During the quarter, the ramp breakthrough on the central ramp was completed and development continued to focus on the ramp breakthrough on level 132, which is expected to provide access to high-grade domains for 2019. Infrastructure development continued in future development blocks at lower levels, specifically including the 180 West level from which production is also expected in 2019.
Vertical development was nominal in the third quarter 2018. The plan for Westwood includes 11,500 metres of underground development for 2018, including lateral and vertical development of 10,800 and 700 metres, respectively.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

Cost of sales per ounce sold and total cash costs per ounce produced for the third quarter 2018 were higher compared to the same prior year period by 9% and 5%, respectively, primarily due to lower sales and production volumes, and a lump sum payment pursuant to a new Collective Labour Agreement, partially offset by a stronger U.S. dollar relative to the Canadian dollar. Union members voted favourably on a five-year Collective Labour Agreement on September 20, 2018, which included a lump sum payment of $1.1 million or $38 per ounce produced and $38 per ounce sold.
All-in sustaining costs per ounce sold for the third quarter 2018 were 15% higher compared to the same prior year period primarily due to higher cost of sales per ounce and higher sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the third quarter 2018 was the impact of realized derivative gains from currency hedging programs of $nil per ounce produced and $nil per ounce sold, respectively (September 30, 2017 - $14 and $26).
Sustaining capital expenditures for the third quarter 2018 of $4.9 million included deferred development of $3.3 million, and other sustaining capital expenditures of $1.6 million. Non-sustaining capital expenditures for the third quarter 2018 of $7.1 million included deferred development of $3.8 million, underground construction of $1.9 million, development drilling of $0.7 million, and other non-sustaining capital expenditures of $0.7 million.
Outlook
The Company maintains its 2018 Westwood production guidance. Westwood’s production in 2018 is expected to be between 125,000 and 135,000 ounces as a result of the continued ramp up to full production. Capital expenditures are expected to be approximately $65 million, comprising $25 million of sustaining capital expenditures and $40 million of non-sustaining capital expenditures.
Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Mine operating statistics
Total material mined (000s t)	—	1,420	1,134	4,219
Ore milled (000s t)	523	514	1,548	1,533
Head grade (g/t)	0.90	0.93	0.92	0.93
Recovery (%)	94	94	94	94
Attributable gold production - (000s oz)	14	15	45	45
Attributable gold sales - (000s oz)	15	15	45	45

Performance measures
Average realized gold price[1] ($/oz)	$1,206	$1,279	$1,281	$1,253
Total cash costs[1] ($/oz)	$935	$876	$944	$911
All-in sustaining costs[1] ($/oz)	$923	$970	$948	$974

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the third quarter 2018 was 7% lower compared to the same prior year period primarily due to lower head grades. Total cash costs per ounce produced for the third quarter 2018 were higher compared to the same prior year period as a result of greater drawdowns of marginal ore stockpiles. All-in sustaining costs per ounce sold for the third quarter 2018 were lower compared to the same prior year period as a result of lower sustaining capital expenditures.
Mining activity ceased during the second quarter 2018, while processing of ore stockpiles continued during the second and third quarters.
An agreement with the Government of Mali, on terms for investment in the Sadiola Sulphide Project, must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the ore stockpiles is complete. Processing of the ore stockpiles is expected to be completed midway through 2019. While this agreement has not yet been reached, the Company and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interest in Sadiola. The process is at a preliminary stage and there is no certainty of its outcome.
Mali - Yatela Mine (IAMGOLD interest - 40%)
The Yatela mine had limited production and sales for the third quarter 2018, compared to 1,000 ounces produced and sold in the same prior year period. A limited quantity of production continues from rinsing of the leach pads.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the third quarter 2018, expenditures for exploration and project studies totaled $16.4 million compared to $14.6 million in the same prior year period, of which $8.4 million was expensed and $8.0 million was capitalized. The increase of $1.8 million in total exploration expenditures compared to the same prior year period primarily reflected increased activities related to project studies. Drilling activities on active projects and mine sites totaled approximately 63,000 metres for the third quarter 2018.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2018	2017	2018	2017
Exploration projects - greenfield[1]	$6.7	$4.8	$23.7	$18.4
Exploration projects - brownfield[2]	5.0	8.5	18.6	21.6
	11.7	13.3	42.3	40.0
Feasibility and other studies	4.7	1.3	16.5	6.2
	$16.4	$14.6	$58.8	$46.2

1	Exploration projects - greenfield included expenditures related to the acquisition of a 51% interest in the Nelligan Project from Vanstar Mining Resources Inc. for
C$2.2 million ($1.7 million) in the first quarter 2018.

2
Exploration projects - brownfield for the three months ended September 30, 2018 and 2017 excluded expenditures related to Joint Ventures of $nil and $0.5 million, respectively, and included near-mine exploration and resource development of $2.6 million and $2.6 million, respectively.

OUTLOOK
The Company maintains its 2018 exploration expenditure guidance of $60 million, excluding project studies. The 2018 resource development and exploration program includes approximately 300,000 to 325,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$32	$32
Exploration projects - brownfield[2]	19	9	28
	19	41	60
Feasibility and other studies	19	—	19
	$38	$41	$79

1	The 2018 planned spending for capitalized expenditures of $38 million is included in the Company's capital spending guidance of $305 million +/- 5%.

2	Exploration projects - brownfield include planned near-mine exploration and resource development of $15 million.
DEVELOPMENT PROJECTS
Côté Gold Project, Canada
The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").
Completed Feasibility Study
On November 1, 2018, the Company announced the results of a feasibility study ("FS") completed jointly by the Company and Wood PLC (formerly Amec Foster Wheeler), with inputs from technical studies completed by other specialist consultants (see news release dated November 1, 2018). The FS represented a comprehensive study of the technical and economic viability of the selected development option that demonstrates the extraction of the defined mineral reserves to be economically mineable, and will allow IAMGOLD and SMM to make a decision on the development of the Project. A supporting technical report will be filed on SEDAR within 45 days of the above referenced news release. The public filing of the FS will trigger a final cash payment to the Company of $95 million from SMM pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.
The FS refined the development concept outlined in the pre-feasibility study (“PFS”) announced in June 2017, and demonstrated significant operational and economic improvements. The FS presented both a Base Case Mine Plan, supported by 88% of the total mineral reserves, which is aligned with the current permitting process, and an Extended Mine Plan supported by the total estimated mineral reserves. The Base Case Mine Plan demonstrated that the Project would generate an after-tax internal rate of return of 15.2% compared with 14.0% in the PFS, at a $1,250 per ounce gold price. The after-tax net present value would increase by 13% to $795 million, at a 5% discount rate, compared with $703 million in the PFS, with a 4.4 year payback period. The Project would have a mine life of 16 years, with average annual production increasing by 15% to 367,000 ounces (Years 1-12: averaging 428,000 annually) compared with 320,000 ounces in the PFS. Life-of-mine ("LOM") average total cash costs would be $594 per ounce produced and all-in sustaining costs $694 per ounce sold.
The Extended Mine Plan would increase the after-tax net present value by an additional $110 million to $905 million, at a 5% discount rate, representing a 29% increase from the PFS. The after-tax internal rate of return would increase to 15.4%, with the same 4.4 year payback period. The Project would have a mine life of 18 years, with average annual production increasing to 372,000 ounces (Years 1-15: averaging 407,000 ounces annually). LOM average total cash costs would be $606 per ounce produced and all-in sustaining costs $703 per ounce sold.
Although initial capital expenditures under the Base Case Mine Plan and Extended Mine Plan would remain the same, additional permits may be required to raise the height of the mine rock area and tailings management facility under the Extended Mine Plan. A construction decision for the Project is expected in the first half of 2019, with production expected to begin in mid-2021.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

Reserves and Resources (100% Basis)
Based on the results of the FS, the Côté Gold Project hosted estimated mineral reserves as at July 26, 2018 comprising proven reserves of 153.7 million tonnes grading 1.02 g/t Au for 5.0 million ounces of gold and probable reserves of 79.3 million tonnes grading 0.89 g/t Au for 2.3 million ounces of gold. Total proven and probable reserves were estimated at 7.3 million ounces of gold grading 0.97 g/t Au, representing a 23% increase from the PFS. Measured resources were estimated at 171.9 million tonnes grading 0.96 g/t Au for 5.3 million ounces of gold and indicated resources, inclusive of reserves, were estimated at 183.5 million tonnes grading 0.79 g/t Au for 4.7 million ounces of gold. Total measured and indicated resources were estimated at approximately 10.0 million ounces grading 0.87 g/t Au, representing a 24% increase from the PFS. Inferred resources were estimated at 112.8 million tonnes grading 0.67 g/t Au for 2.4 million ounces, representing a 97% increase from the PFS.
Regional exploration activities continue within the 516-square-kilometre property surrounding the Côté Gold deposit, for the purpose of developing and assessing exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the third quarter 2018 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
The Company commenced a feasibility study (“FS”) during the second quarter 2018 after announcing positive results from a previously disclosed pre-feasibility study (“PFS”), incorporating a heap leach based extraction scenario in combination with the existing Essakane operation (see news release dated June 5, 2018).
Based on the results of the PFS, the Essakane operation, including the Heap Leach Project adjusted for mining depletion from January 1, 2018 to June 5, 2018, hosted estimated mineral reserves, comprising probable reserves and stockpiles, totaling 158.2 million tonnes grading 0.89 g/t Au for 4.5 million ounces of gold, on a 100% basis. Also, indicated resources, inclusive of reserves, were estimated, on a 100% basis, at 159.8 million tonnes grading 0.95 g/t Au for 4.9 million ounces of gold and inferred resources of 21.0 million tonnes grading 0.88 g/t Au for 589,000 ounces of gold.
The PFS outlined a potentially economically viable project that at a $1,275 per ounce gold price would extend the life of the Essakane mine by three years to 2026, increase the average annual production to 480,000 ounces during the heap leach phase of operations, at a projected all-in sustaining cost of $946 per ounce. A supporting NI 43-101 Technical Report was filed on SEDAR on July 19, 2018.
In addition to the heap leach scenario, the FS considered additional development alternatives such as a gravity circuit upgrade and an increase in grinding capacity to evaluate increased throughput and recovery of the carbon-in-leach ("CIL") and gravity circuits. Due to encouraging drill results leading to higher proportions of CIL ore, the feasibility study was refocused on optimizing the performance of the CIL mill. The construction of the heap leach facility has been deferred to the end of the CIL operations. This is a lower capital cost strategy as it will permit the use of the CIL crushing circuit for the heap leaching process and is expected to provide superior economic returns.
During the third quarter 2018, approximately 8,300 metres of resource development reverse circulation and diamond drilling were completed in addition to approximately 370 metres of geotechnical diamond drilling on the mine lease. Drilling focused on infill and resource expansion at the Essakane Main Zone to support the ongoing FS, as well as infill drilling at the Falagountou West and East deposits to improve the resource models.
On the surrounding concessions, the Company continued to validate and finalize resource modelling at the Gossey satellite prospect, located approximately 15 kilometres northwest of the Essakane operation. The results of this drilling program will support the completion of an initial resource estimate in the fourth quarter 2018.
Rosebel, Suriname
The Company announced the declaration of mineral reserves at the Saramacca Project during the third quarter 2018, allowing for incorporation into the Rosebel life-of-mine plan (see news release dated September 23, 2018). Saramacca hosted estimated mineral reserves as at September 1, 2018 on a 100% project basis comprising probable reserves of 26.5 million tonnes grading 1.8 g/t Au for 1.54 million ounces of gold. Also on a 100% basis, indicated resources, inclusive of reserves, were estimated at 27.9 million tonnes grading 2.0 g/t Au for 1.76 million ounces of gold and inferred resources at 11.8 million tonnes grading 0.7 g/t Au for 273,000 ounces of gold. A supporting NI 43-101 Technical Report was filed on SEDAR on November 5, 2018.
Ongoing technical studies continue and are at various levels of advancement, ranging from pre-feasibility to detailed engineering, and construction has been initiated for various elements of the Project. Firm orders have been placed for the acquisition of the long-haul fleet, and the haul road between Saramacca and the current Rosebel concession is currently in the final phases of detailed engineering. On-going optimization studies including pit slope dewatering, slope design improvements and metallurgical testing to further optimize recoveries will continue in the fourth quarter 2018. Saramacca is on track and expects to commence mining in the second half of 2019.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

With the declaration of reserves at Saramacca, the Company is assessing, in accordance with its accounting policy for Exploration and Evaluation assets (“E&E”), the reclassification of the Saramacca E&E assets to Property, Plant and Equipment. This reclassification is expected when an Environmental and Social Impact Study (“ESIA”) to support permitting is approved by the Surinamese environmental regulators. The ESIA was submitted during the quarter, planned public consultations have been completed and approval is expected in the fourth quarter 2018.
Approximately 12,400 metres of reverse circulation and diamond drilling were completed during the third quarter 2018, including approximately 8,500 metres on the Saramacca property, and approximately 3,900 metres on the adjacent Brokolonko and Sarafina properties. At Saramacca, the drilling program supported ongoing hydrogeology studies and continued to target potential resource extensions or the discovery of additional zones of mineralization along strike of the deposit.
Westwood, Canada
Underground excavation totaled 2,116 metres of lateral and 31 metres of vertical development during the third quarter 2018 for a total of 2,147 metres. In addition, approximately 22,700 metres of resource development diamond drilling and approximately 1,000 metres for service holes were completed. Year-to-date, approximately 87,500 metres of diamond drilling have been completed of the planned 110,000 metre definition drilling program, which is focused on the infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined. Overall results to date are considered positive.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the third quarter 2018. Highlights included:
Boto, Senegal
On October 22, 2018, the Company announced positive results from a feasibility study (“FS”) completed jointly by the Company and Lycopodium Minerals Canada Ltd., with inputs from technical studies by other consultants (see news release dated October 22, 2018). Based on the results of the FS, the Boto Gold Project hosted estimated mineral reserves as at August 30, 2018 comprising probable reserves totaling 35.1 million tonnes grading 1.71 g/t Au for 1.9 million ounces of gold, on a 100% basis. In addition, indicated resources, inclusive of reserves, were estimated at 48.0 million tonnes grading 1.61 g/t Au for 2.5 million ounces of gold and inferred resources at 2.5 million tonnes grading 1.80 g/t Au for 144,000 ounces of gold, on a 100% basis.
The FS outlined an economically robust project that at a $1,250 per ounce gold price would generate an estimated 23% after-tax internal rate of return. The Project would have a mine life of 12.8 years with average annual production of 140,000 ounces of gold at average total cash costs of $714 per ounce produced and all-in sustaining costs of $753 per ounce sold. A supporting NI 43-101 Technical Report was filed on SEDAR on October 23, 2018.
Exploration activities supporting the FS and evaluating priority targets for additional mineral resources continued during the quarter and involved the completion of approximately 400 metres of diamond and reverse circulation drilling. Results will be incorporated into the resource model and used to guide further exploration.
Siribaya, Mali
Effective December 31, 2017, total resources estimated for the Siribaya Project comprised indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces of gold (see news release dated February 12, 2018).
On October 18, 2018, the Company announced results from a delineation drilling program designed to test for and confirm resource expansions at the Diakha deposit as well as evaluate other identified exploration targets on the property (see news related dated October 18, 2018). Highlights included: 13.0 metres grading 6.05 g/t Au, 22.0 metres grading 2.96 g/t Au, 13.0 metres grading 11.6 g/t Au and 52.0 metres grading 1.61 g/t Au. The drilling results will be incorporated into the resource model and used to update the mineral resources in 2018.
Pitangui, Brazil
Effective December 31, 2017, reported mineral resources at the São Sebastião deposit comprised inferred resources of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces of gold (see news release dated February 12, 2018).
Approximately 5,000 metres of diamond drilling was completed in the third quarter 2018 as the Company continued to expand resources at the São Sebastião deposit and test priority exploration targets for additional zones of mineralization.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project.
Effective February 26, 2018, reported mineral resources for the Monster Lake Project, on a 100% basis, comprised 1.1 million tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces of gold, assuming an underground mining scenario (see news release dated March 28, 2018). A supporting NI 43-101 Technical Report was filed on SEDAR on May 10, 2018.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

The drilling results disclosed previously in the second quarter 2018 will be incorporated into the resource model and used to guide further drilling programs in the deposit area. Exploration continues with an objective to identify additional target areas which may be favourable to host additional zones of mineralization.
Nelligan Joint Venture, Canada
The Nelligan Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais Chibougamau area of the province of Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”). The Company currently holds an initial 51% interest in the property, and holds an option to earn a further 29% undivided interest, for a total 80% undivided interest in the project (see Vanstar news release dated February 27, 2018).
The Company completed approximately 8,900 metres of diamond drilling during the third quarter 2018, and announced assay results from twelve diamond drill holes, totaling 4,471 metres, previously completed as part of its program to evaluate the resource potential of a recently discovered mineralized system, referred to as the Renard Zone. Highlights included: 1.81 g/t Au over 56.6 metres, including 2.66 g/t Au over 30.8 metres; 2.59 g/t Au over 23.1 metres; and 1.18 g/t Au over 66.3 metres (see news release dated September 11, 2018). Results are pending from the remaining 20 drill holes, totaling approximately 8,900 metres, and will be reported once the results are received, validated and compiled. The objective of the 2018 drilling program is to support an initial NI 43-101 compliant resource estimate.
Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project.
As at March 15, 2018, the Project hosted mineral resources, on a 100% basis, comprising underground inferred resources totaling 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag, for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively. The open pit resource estimate comprised, on a 100% basis, inferred resources totaling 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news release dated April 3, 2018).
Initial assay results were reported from the ongoing 2018 diamond drilling program under the direction of Calibre during the third quarter 2018. Highlights included: 5.75 g/t Au and 34.3 g/t Ag over 15.9 metres, including 17.78 g/t Au and 32.5 g/t Ag over 4.65 metres from the La Luna vein structure (see Calibre news releases dated July 12 and September 5, 2018). Also during the third quarter 2018, approximately 1,400 metres of diamond drilling were completed, targeting select mineralized zones for potential extensions as well as other priority targets for the presence of mineralization.
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study ("PFS") supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metals' news release dated July 14, 2016). Based on the results of the PFS, INV Metals commenced a feasibility study that is expected to be completed at the end of 2018 (see INV Metals' news release dated June 22, 2017).
QUARTERLY FINANCIAL REVIEW

	2018			2017				2016
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$244.8	$277.4	$314.5	$291.1	$268.8	$274.5	$260.5	$252.5
Net earnings (loss)[1]	$(9.0)	$(24.2)	$46.1	$(16.9)	$32.6	$511.6	$(16.8)	$(2.8)
Net earnings (loss) attributable to equity holders of IAMGOLD	$(9.5)	$(26.2)	$42.3	$(17.7)	$30.8	$506.5	$(18.0)	$(5.3)
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.02)	$(0.06)	$0.09	$(0.04)	$0.07	$1.09	$(0.04)	$(0.01)
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.02)	$(0.06)	$0.09	$(0.04)	$0.07	$1.08	$(0.04)	$(0.01)

1
In the second quarter 2017, Net earnings included after-tax reversals of impairment charges totaling $479.9 million relating to the Côté Gold Project and the Rosebel mine of $400.0 million and $79.9 million, respectively, and a gain on sale of a 30% interest in the Côté Gold Project of $19.2 million.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2018, the Company had $715.2 million in cash, cash equivalents and short-term investments primarily in money market funds.
The Company expects to receive a $95 million final cash payment from Sumitomo Metal Mining Co., Ltd. ("SMM") by the end of 2018, pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.
As at September 30, 2018, the Company had $29.3 million of restricted cash that was held to guarantee environmental indemnities. This position comprised $24.3 million held by the Company on behalf of the Government of Burkina Faso for the Essakane mine and $5.0 million held by the Company on behalf of the Government of Suriname for the Rosebel mine.
As at September 30, 2018, the Company had C$134.6 million ($104.2 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division, up C$7.4 million ($2.6 million) compared to December 31, 2017. The increase was primarily due to higher collateral requirements in the second quarter pursuant to a new closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018, partially offset by a new closure plan for the Doyon mine approved in the first quarter 2018.
As at September 30, 2018, the Company had short-term investments primarily in money market funds of $119.3 million.
Working capital1 as of September 30, 2018, was $873.4 million, down $56.5 million compared to December 31, 2017. The decrease was due to higher current liabilities ($32.9 million) and lower current assets ($23.6 million).
Current assets as of September 30, 2018 were $1,137.4 million, down $23.6 million compared to December 31, 2017. The decrease was primarily due to decreases in cash and cash equivalents ($68.2 million) and short-term investments ($7.9 million), partially offset by an increase in inventories ($40.7 million) and receivables and other assets ($10.9 million).
Current liabilities as of September 30, 2018 were $264.0 million, up $32.9 million compared to December 31, 2017. The increase was due to higher income taxes payable ($29.9 million), accounts payable and accrued liabilities ($3.2 million) and other liabilities ($1.3 million), partially offset by a decrease in provisions ($1.5 million).

Working Capital	September 30, 2018	December 31, 2017
Working capital[1] ($ millions)	$873.4	$929.9
Current working capital ratio[2]	4.3	5.0

1	Working capital is defined as current assets less current liabilities.

2	Current working capital ratio is defined as current assets divided by current liabilities.
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
On December 14, 2017, the Company amended and restated its $250 million credit facility that was originally entered into on February 1, 2016. The amendments and restatements included, amongst other things, extending the maturity to March 31, 2022, improved pricing, the addition of an option to increase commitments under the facility by $100 million, the ability to enter into a $100 million bi-lateral letters of credit facility and the elimination of the Minimum Liquidity financial covenant. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants, including Net Debt to Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA"), Tangible Net Worth, and Interest Coverage. The Company was in compliance with its credit facility covenants as at September 30, 2018. The Company is in advanced discussions with a syndicate of lenders to increase the existing credit facility from $250 million to $500 million to provide additional financial flexibility as it executes its growth strategy. The facility is expected to close before the end of 2018.
As at September 30, 2018, the Company had letters of credit in the amount of $0.4 million issued under the credit facility, to guarantee certain environmental indemnities.
CONTRACTUAL OBLIGATIONS
Contractual obligations as at September 30, 2018 were $806.2 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditures obligations and finance and operating leases. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types of hedging structures that can be executed. The Company also establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including the use of deposits in Canadian dollars and euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•
the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•
the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

•
the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

•
the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

•
the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

SUMMARY OF HEDGE PORTFOLIO
At September 30, 2018, the Company’s hedge portfolio, which included cash held as natural hedges and derivative contracts, was as follows:

	2018	2019	2020	2021	2022
Foreign Currency
Canadian dollars[1] (millions of C$)	-	60
Canadian dollar option contracts (millions of C$)	54	60
Rate range[2,3] ($/C$)	1.30 - 1.45	1.25 - 1.39
Hedge ratio	72%	38%

Euros[4] (millions of €)	40	100
Euro option contracts (millions of €)	15	-
Rate range[5] (€/$)	1.08 - 1.16	-
Hedge ratio	85%	38%

Commodities[6]
Brent oil contracts (barrels)[7]	122	366	333	336	336
Contract price range ($/barrel of crude oil)	42 - 60	44 - 60	50 - 62	54 - 65	53 - 65
Hedge ratio	70%	56%	47%	50%	50%

WTI oil contracts (barrels)[7]	98	426	405	276	276
Contract price range ($/barrel of crude oil)	36 - 60	40 - 60	43 - 60	46 - 62	45 - 62
Hedge ratio	69%	75%	75%	50%	50%

1	During the first quarter 2018, the Company purchased C$60 million in cash at a rate of 1.3090 to be used for 2019 expenditures related to Canadian mining operations and projects.

2
During the first quarter 2018, the Company sold a Canadian dollar put option. If the option is exercised on December 31, 2018 the Company will be required to purchase C$60 million of forward contracts at a strike price of C$1.34 in 2019.

3	The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.30 and
C$1.25. The strike prices for the put options are C$1.45 and C$1.39. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

4
During the second quarter 2018, the Company purchased €50 million in cash at a rate of 1.1990 to be used for 2018 expenditures and €100 million in cash at a rate of 1.1960 to be used for 2019 expenditures, all related to West African mining operations and projects. During the third quarter 2018, €10 million were used for expenditures related to West African mining operations and projects. The remainder of this cash was held in cash and cash equivalents (€40 million) and short-term investments (€100 million).

5
The Company executed euro collar options, which consist of euro put and call options. The strike price for the put options is €1.08. The strike price for the call options is €1.16. The Company will incur a loss from the difference between a lower market price and the euro put strike price. The Company will recognize a gain from the difference between a higher market price and the euro call strike price.

6
The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2018 through 2022. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

7	Quantities of barrels are in thousands.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	September 30, 2018	November 5, 2018
Common shares	466.6	466.6
Share options	7.1	7.1
CASH FLOW

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2018	2017	2018	2017
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$11.4	$77.0	$168.0	$230.1
Investing activities	(69.0)	(272.0)	(227.3)	(197.1)
Financing activities	(3.3)	(3.6)	(7.3)	(112.7)
Effects of exchange rate fluctuation on cash and cash equivalents	1.0	6.0	(1.6)	11.3
Decrease in cash and cash equivalents	(59.9)	(192.6)	(68.2)	(68.4)
Cash and cash equivalents, beginning of the period	655.8	776.2	664.1	652.0
Cash and cash equivalents, end of the period	$595.9	$583.6	$595.9	$583.6
OPERATING ACTIVITIES
Net cash from operating activities for the third quarter 2018 was $11.4 million, down $65.6 million from the same prior year period. The decrease was primarily due to lower earnings after non-cash adjustments ($32.3 million) and changes in movements in non-cash working capital items and non-current ore stockpiles ($31.8 million), partially offset by higher net settlement of derivatives ($3.5 million).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

INVESTING ACTIVITIES
Net cash used in investing activities for the third quarter 2018 was $69.0 million, down $203.0 million from the same prior year period. The decrease was primarily due to lower purchases of short-term investments ($226.7 million), partially offset by higher spending on property, plant and equipment ($13.4 million) and exploration and evaluation assets ($5.0 million), and other investing activities ($6.4 million).
FINANCING ACTIVITIES
Net cash used in financing activities for the third quarter 2018 was $3.3 million, down $0.3 million from the same prior year period. The decrease was due to lower other financing activities ($1.2 million), partially offset by higher dividends paid to non-controlling interests ($0.5 million), payment of finance lease obligations ($0.3 million), and interest paid ($0.1 million).
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2017 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2017 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2017 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2017 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the third quarter 2018 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2017.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
ADOPTION OF NEW ACCOUNTING STANDARDS AND NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to notes 3 and 4, respectively, of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

______________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended September 30,		Nine months ended September 30,
($/oz of gold)	2018	2017	2018	2017
Average realized gold price[1]	$1,207	$1,284	$1,282	$1,255
Total cash costs[2,3]	830	771	791	757
Gold margin	$377	$513	$491	$498

1	Refer to below for calculation.

2	Refer to page 25 for calculation.

3	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2018	2017	2018	2017
Revenues	$244.8	$268.8	$836.7	$803.8
Royalty revenues	(0.1)	(0.1)	(0.3)	(0.3)
By-product credit and other revenues	(1.4)	(1.1)	(2.7)	(3.7)
Revenues - owner-operator	$243.3	$267.6	$833.7	$799.8
Sales - owner-operator (000s oz)	201	208	650	637
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,207	$1,285	$1,282	$1,255
Revenues - Joint Ventures	$17.5	$19.5	$58.9	$58.6
Sales - Joint Ventures (000s oz)	15	15	46	47
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,206	$1,278	$1,281	$1,253
Average realized gold price per ounce[1,2] ($/oz)	$1,207	$1,284	$1,282	$1,255

1	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2018	2017	2018	2017
Net cash from operating activities	$11.4	$77.0	$168.0	$230.1
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	9.9	(7.8)	1.6	(10.1)
Inventories and non-current ore stockpiles	20.2	19.8	60.2	20.6
Accounts payable and accrued liabilities	(1.8)	(15.5)	2.9	(14.8)
Net cash from operating activities before changes in working capital	$39.7	$73.5	$232.7	$225.8
ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as loss on redemption of 6.75% Senior Notes, changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.
The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated interim statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2018	2017	2018	2017
Earnings (loss) before income taxes and non-controlling interests	$(8.5)	$37.7	$32.6	$594.7
Adjusting items:
Write-down of related party loan receivable	—	—	10.9	—
Adjustment to depreciation and write-down of assets	1.0	0.9	16.4	5.6
Retrenchment expense at Joint Venture	—	—	2.4	—
Reversal of impairment charges	—	—	—	(524.1)
Gain on sale of a 30% interest in the Côté Gold Project	—	—	—	(19.2)
Loss on redemption of 6.75% Senior Notes	—	—	—	20.2
Changes in estimates of asset retirement obligations at closed sites	(2.3)	(2.2)	(1.5)	(0.9)
Unrealized (gain) loss on non-hedge derivatives and warrants	3.9	(4.2)	8.2	(5.4)
Foreign exchange (gain) loss	(0.4)	(2.0)	9.5	(8.8)
Normalization of costs at Westwood	—	—	—	0.7
Other	—	(0.8)	—	4.1
	2.2	(8.3)	45.9	(527.8)
Adjusted earnings (loss) before income taxes and non-controlling interests	(6.3)	29.4	78.5	66.9
Income taxes	(0.5)	(5.1)	(19.7)	(67.3)
Tax on foreign exchange translation of deferred income tax balances[1]	0.6	—	(4.1)	—
Tax impact of adjusting items	(0.2)	11.2	(2.5)	51.6
Non-controlling interests	(0.5)	(1.8)	(6.3)	(8.1)
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD	$(6.9)	$33.7	$45.9	$43.1
Adjusted net earnings (loss) attributable to equity holders ($/share)	$(0.01)	$0.07	$0.10	$0.09
Basic weighted average number of common shares outstanding (millions)	466.6	464.7	466.4	462.3
Effective adjusted tax rate (%)	(1)%	(21)%	33%	23%

1	Adjustment added for periods beginning the first quarter 2018.
After adjusting reported net loss for those items not considered representative of the Company's core business or indicative of future operations, the Company had an adjusted net loss attributable to equity holders of IAMGOLD in the third quarter 2018 of $6.9 million. Although it may be reasonable to expect a tax benefit on the adjusted net loss, a tax expense has been recorded. This is a result of losses not satisfying the criteria for the recognition of certain tax benefits.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2018	2017	2018	2017
Cost of sales[1], excluding depreciation expense	$172.7	$165.6	$522.6	$494.8
Adjust for:
By-product credit, excluded from cost of sales	(0.6)	(0.5)	(1.8)	(2.3)
Stock movement	4.3	6.5	3.4	9.4
Normalization of costs at Westwood	—	—	—	(0.7)
Other mining costs	(6.0)	(7.6)	(18.5)	(17.8)
Cost attributed to non-controlling interests[2]	(11.3)	(10.9)	(33.2)	(32.3)
	(13.6)	(12.5)	(50.1)	(43.7)
Total cash costs - owner-operator	$159.1	$153.1	$472.5	$451.1
Attributable gold production - owner-operator (000s oz)	193	201	605	606
Total cash costs[3] - owner-operator ($/oz)	$822	$762	$780	$744
Total cash costs - Joint Ventures	$13.5	$13.8	$42.8	$43.7
Attributable gold production - Joint Ventures (000s oz)	15	16	46	48
Total cash costs[3] - Joint Ventures ($/oz)	$933	$883	$933	$919
Total cash costs[4]	$172.6	$166.9	$515.3	$494.8
Total attributable gold production (000s oz)	208	217	651	654
Total cash costs[3,4] ($/oz)	$830	$771	$791	$757

1	As per note 31 of the Company’s consolidated interim financial statements.

2	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

3	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018

ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended September 30,		Nine months ended September 30,
($ millions, attributable, except where noted)	2018	2017	2018	2017
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$161.1	$154.5	$487.7	$461.2
Sustaining capital expenditures[1]	33.4	23.0	109.5	87.0
By-product credit, excluded from cost of sales	(0.5)	(0.5)	(1.7)	(2.2)
Corporate general and administrative costs[2]	10.6	8.8	30.0	27.4
Environmental rehabilitation accretion and depreciation	1.6	2.2	5.9	7.9
Normalization of costs at Westwood	—	—	—	(0.7)
	$206.2	$188.0	$631.4	$580.6
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$13.3	$13.9	$42.9	$41.1
Adjustments to cost of sales[3] - Joint Ventures	0.1	1.2	0.3	5.1
	$13.4	$15.1	$43.2	$46.2
AISC[4]	$219.6	$203.1	$674.6	$626.8

Attributable gold sales - owner-operator (000s oz)	187	195	606	594
AISC - owner-operator[5] ($/oz)	$1,099	$967	$1,042	$978
AISC - owner-operator, excluding by-product credit[5] ($/oz)	$1,102	$970	$1,045	$981
Attributable gold sales (000s oz)	202	210	652	641
AISC[4,5] ($/oz)	$1,086	$969	$1,035	$978
AISC excluding by-product credit[4,5] ($/oz)	$1,089	$971	$1,038	$982

1
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 31 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 9 for 2018 sustaining capital expenditures, on a 100% basis.

2	Corporate general and administrative costs exclude depreciation expense.

3	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

5	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2018